SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2013

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires on September 9th, 2013.

As from fiscal year 2013, the company has adopted accounting policies based on the International Financial Reporting Standards (“IFRS”) for preparing its financial statements. Until the past year, the financial statements were prepared in accordance with the Argentine Professional Accounting Standards (“ARG GAAP”) that differed in certain respects from the IFRS. For such reason, we modified certain valuation and disclosure accounting policies.

In compliance with the regulations in force, please regard the following information for the fiscal years ended June 30th, 2013 and 2012 as duly received:

Comprehensive net income (in thousands of Pesos)	06/30/2013	06/30/2012

Income attributable to:
Controlling company’s shareholders	330,098	332,047
Non-controlling interest	20,933	13,597

Shareholders’ Equity:
Capital stock	126,014	125,989
Restatement for capital stock	69,381	84,621
Additional paid in amount	444,226	536,300
Reserve for equity based payments	6,607	2,138
Reserve for new projects	3,302	-
Statutory reserve	39,074	39,074
Special reserve	15,802	-
Retained earnings	164,224	51,774
Purchase of additional interest in subsidiaries	(19,707)	(16,020)
Non-controlling interest	161,892	148,647
Total Shareholders’ Equity	1,010,815	972,523

In compliance with section o) of the Regulations above mentioned, we report that as of the closing date of the financial statements, the Company’s capital stock was ARS 126,014,050.8, divided into 1,260,140,508 registered non-endorsable common shares of ARS 0.10 par value each and entitled to 1 vote per share, as per the following detail:

Shareholder	Shares	Interest
IRSA Inversiones y Representaciones Sociedad Anónima1	1,205,765,014	95.68%
Other shareholders	54,375,494	4.32%

1 Includes the interest held by E-Commerce Latina S.A. (subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Saúl Zang
Responsible of relationship with the markets
September 10th, 2013